FULLCAST www.fullcast.co.jp

December 28, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2


06010020

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (**FILE NO.82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the 13th Annual General Meeting of Shareholders (filed on December21, 2005)

2. Notice of the 13th Annual General Meeting of Shareholders (filed on December2, 2005) (In English summary translation)

3. Announcement of Organizational and Personnel Changes at Fullcast (filed on December21, 2005)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast co., Ltd

Shingo Tsukahara

Shingo Tsukahara
Director

SN-2005-9

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

(Summary English Transaction)

December 21, 2005

TO OUR SHAREHOLDERS:

Fullcast Co., Ltd.
2-6 Sakuragaoka-cho, shibuya-ku, Tokyo
Japan

Takehito Hirano
Representative Director and President

Notice of Resolutions of the Board of Meeting
Regarding the 13th Annual General Meeting of Shareholders

This is to inform you that, at the Company's General Meeting of Shareholders held on December 21, 2005, reports and resolutions were made as described below.

Particulars

Items to be Reported:

1. The Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income, as well as the Balance Sheet, and the Statement of Income for the 13th Business Period (from 1 October, 2004 to 30 September, 2005)

   Reported

2. The Audit Report for the Consolidated Financial Statement for the 13th Business Period by Accounting Auditors and Audit Committee

   Reported

Items to be Resolved:

1. Approval of the Proposed Appropriation of the Retained Earnings for the 13th Business Period

   Approved as proposed

2. Partial amendment to the Articles of Incorporation

   Approved as proposed

3. Election of 8 (Eight) Directors

Approved as proposed

4. Issuance of stock acquisition rights as Stock Options

Approved as proposed

2 December, 2005

To Our Shareholders

2-6, Sakuragaoka-cho, Shibuya-ku, Tokyo
FULLCAST CO., LTD.
Takehito Hirano
President & CEO

NOTICE OF THE 13th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Our Shareholders,

You are cordially invited to attend the 13th annual general meeting of shareholders.
If you are unable to attend the meeting, you can exercise your voting rights by using the enclosed voting form. Please review the accompanying information and send us via return mail the enclosed voting form, indicating your vote for or against the proposal and affixing your seal.

Meeting Details

1. Time and Date: 10:00 a.m., Wednesday 21 December, 2005
2. Place: "Planets Room" on the 6th floor of Shibuya Excel Hotel Tokyu
   Shibuya Mark City
   1-12-2, Dogenzaka, Shibuya-ku, Tokyo
3. Agenda:

   Items to be Reported:

   1 The Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income, as well as the Balance Sheet, and the Statement of Income for the 13th Business Period (from 1 October, 2004 to 30 September, 2005)

   2. The Audit Report for the Consolidated Financial Statement for the 13th Business Period by Accounting Auditors and Audit Committee

   Items to be Resolved:

   Proposal 1: Approval of the Proposed Appropriation of the Retained Earnings for the 13th Business Period

   Proposal 2: Partial amendment to the Articles of Incorporation

   Proposal 3: Election of 8 (Eight) Directors

   Proposal 4: Issuance of stock acquisition rights as Stock Options

Note: If you plan to attend the meeting, please submit the enclosed voting form to the receptionist at the meeting.

December 21, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer
General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.
Telephone: +81-3-3780-9507

To whom it may concern:

Announcement of Organizational and Personnel Changes at Fullcast

This is to inform you that effective January 1, 2006, Fullcast will implement the following organizational and personnel changes.

Details

1. Organizational Changes
   In order to strengthen our base in the face of a changing business environment, Fullcast will implement the following organizational changes.

   (1) "Administration Planning Department" will be created.
   (2) "Group Sales Promotion Department" will be relabeled to "Marketing and Sales Promotion Department".

2. Personnel Changes

New Title	Full Name	Previous Title
Corporate Operating Officer Deputy General Manager and Head of the East Japan Bloc	Tsuyoshi Kanno	Corporate Operating Officer Head of the West Japan Bloc
Corporate Operating Officer Head of the West Japan Bloc Sales Headquarters	Jun Teramoto	Corporate Operating Officer Tokai Region Division Manager of Sales Headquarters
Corporate Operating Officer Administration Planning Dept. Sales Headquarters	Hiroyuki Gokita	Corporate Operating Officer Head of the East Japan Bloc
General Manager, Marketing and Sales Promotion Dept. Sales Headquarters	Kazuhiro Yamaguchi	General Manager of Group Sales Promotion Department
General Manager, Business Administration Dept., and Finance & IR Director	Shingo Tsukahara	Finance & IR Director
General Manager, Branch Support Dept.	Junichi Takahashi	General Manager, Branch Support Dept. and General Manager, General Affairs, Business Administration Dept.

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